Exhibit 99.1

Spreadtrum Secures Leadership Position in TD-SCDMA Market

Spreadtrum Achieves More than 50% Market Share, Sets New Standard for Standby and Talk Times in TD-SCDMA

SHANGHAI, Aug. 23, 2011 /PRNewswire-Asia-FirstCall/ -- Spreadtrum Communications, Inc., (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced that it has achieved a leadership position in China's TD-SCDMA market. TD-SCDMA is the China 3G standard adopted by China's largest telecom operator China Mobile. Spreadtrum's low-cost, high performance baseband solutions based on its advanced 40nm platform have enabled the Company to secure design wins with both tier-1 OEM handset manufacturers and independent design houses serving this market, with significant growth in the first half of 2011 resulting from shipments in the feature phone segment.

"In the first half of 2011, Spreadtrum secured more than 50% market share of TD-SCDMA shipments," said Kevin Wang, Director, China Research of analyst firm IHS iSuppli. Spreadtrum expects TD-SCDMA uptake to accelerate in the second half of 2011, bringing the overall market from 34 million units shipped in 2010 to more than 50 million units shipment this year.

"Our advanced 40nm platform enables us to deliver a superior 3G experience on handsets," said Dr. Leo Li, president and CEO of Spreadtrum. "The low power consumption of our TD-SCDMA baseband solutions enables up to 15 hours talk time and 17 days standby time off of 1000mAh batteries."

Spreadtrum further expects that shifts in China Mobile's purchasing strategy will help drive faster growth.  As more phone models have become available, China Mobile's purchasing has shifted from central procurement tenders, in which the head office negotiates for certain models and volumes, to purchasing through local distribution channels.  "Local purchasing enables regions to order handset models that are best matched to local consumer preferences, price points and styles," added Dr. Li. "The ability of consumers to purchase 3G handsets with an attractive user experience, feature set and design, at close to EDGE handset prices, is accelerating market uptake of TD-SCDMA handsets."

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, visit www.spreadtrum.com.

Safe Harbor Statements:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the ability of Spreadtrum's baseband solutions based on its advanced 40nm platform to enable Spreadtrum to secure design wins, Spreadtrum's expectations with respect to acceleration of TD-SCDMA uptake in the second half of 2011 with bringing the overall market to more than 50 million units shipment 2011, the ability of Spreadtrum's advanced 40nm platform to enable Spreadtrum to deliver a superior 3G experience on handsets, Spreadtrum's expectations with respect to shifts in China Mobile's purchasing strategy helping drive faster growth and acceleration of TD-SCDMA handsets market uptake by consumer's ability to purchase 3G handsets. The Company uses words like "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; change in China Mobile's purchasing strategy; the Company's ability to sustain recent rates of growth and its leadership position in TD-SCDMA market; the state of and any change in the Company's relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the sections under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.